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                                                                      Exhibit 1

                           AUSTIN MERGER CORPORATION



May 13, 2005

Board of Directors
iPayment, Inc.
40 Burton Hills Boulevard, Suite 415
Nashville, Tennessee 37215

Ladies and Gentlemen:

     I am pleased to submit this non-binding preliminary indication of interest (this "Indication of Interest") on behalf of my newly-formed company, Austin Merger Corporation ("Austin"), pursuant to which Austin would, either directly or through a wholly-owned subsidiary, acquire for cash all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of iPayment, Inc. (the "Company") not owned by Austin, at a price of $38.00 per share, so that the Company would become a privately-held company owned solely by Austin. I believe that such a transaction would reduce the costs and management efforts incident to the Company's status as a public company and enable management to focus on operating the Company's business. This Indication of Interest assumes, among other things, that (i) a sufficient number of other executive officers of the Company will subscribe for shares of Austin and (ii) Austin and the Company can agree on the terms of a transaction that are satisfactory to both parties. Attached to this Indication of Interest is a copy of a letter from Banc of America Securities LLC ("BofA") to Austin, indicating that BofA is highly confident that it can provide Austin with the financing necessary to consummate a transaction between Austin and the Company.

     This Indication of Interest represents only a preliminary interest in exploring a possible transaction with the Company and is not, and shall not be construed to be, an offer that is capable of being accepted by the Company or a binding agreement to enter into any transaction on the terms outlined herein or otherwise. Further, this Indication of Interest does not impose any obligation upon either Austin or the Company, including, without limitation, any obligation to enter into any agreement with respect to a transaction between the parties. Any obligation of Austin or the Company to enter into a transaction will only be contained in a definitive merger agreement to be executed by the parties (following approval by the Company's board of directors and its receipt of a fairness opinion from a nationally recognized investment bank), which merger agreement would contain representations, warranties, covenants and conditions (including, without limitation, Austin's receipt of the necessary financing to consummate a transaction and all necessary third-party and governmental approvals) customary for transactions of this type. Neither Austin nor the Company may reasonably rely on any promises made (or purportedly made) by the other party that are inconsistent with this paragraph.
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     Should the Board desire to proceed with exploring the possibility of a transaction between Austin and the Company, I am available to begin discussions immediately. I look forward to working with you.

                                             Sincerely,

                                             AUSTIN MERGER CORPORATION

                                             By: /s/ Greg Daily
                                                 ---------------------
                                             Name: Gregory S. Daily
                                             Title: President